October 19, 2004



Via Facsimile (202) 966-9409 and U.S. Mail

Victor L. Cangelosi
Muldoon Murphy Faucette & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

Re:	First Southern Bancshares, Inc.
Schedule 13E-3 filed October 4, 2004
Schedule 14A filed October 4, 2004
SEC File No. 5-55849

Dear Mr. Cangelosi:

We have reviewed the filings listed above and have the following comments. All defined terms we use in this letter have the same meaning as in the proxy statement, unless otherwise indicated.

Schedule 13E-3

1. As a party engaged in this going private transaction, First
Southern Merger Corp. must be listed as a filing person on the
Schedule 13E-3 and must sign that Schedule. In addition, all of the disclosure required by Schedule 13E-3 as to Merger Corp.
individually
must be included in the proxy statement.

2. We note the disclosure in the proxy statement that the merger will result in a significantly increased concentration of ownership in the hands of officers and directors, which will increase from 27.1% before the merger to 45.6% after. Please provide your analysis as to why the officers and directors of First Southern are not personally engaged in this going private transaction. Focus on whether all or some members of management and the board played a role in initiating and negotiating this transaction in a capacity other than their positions with the company. We direct your attention to comment 1 above regarding the possible need to add disclosure to the proxy statement itself if you add additional filing persons on the Schedule
13E-3.

3. See comment 3 above. With respect to the "certain directors" of First Southern who will subscribe for up to 365,000 shares of common stock in the private placement used to fund the merger, we believe they are engaged in this going private transaction and must be individually included as filing persons. See comment 1 above with regard to their disclosure obligations.

4. Supplementally identify, with a view to additional disclosure, the other anticipated purchasers of common stock in the private placement, as well as the anticipated purchasers of the new debt to be issued to fund the merger. Provide your analysis as to why those purchasers are not engaged in the Going Private Merger as well.

Schedule 14A

Summary Term Sheet, page 1

5. Include a separate section outlining the effects of the proposed merger and the affiliates of the company, including the officers and directors. Focus on the interests not shared by other shareholders, including future employment arrangements, board membership, etc.

Vote Required for the Going Private Merger, page 2

6. Clarify here that the holders of the Series A preferred stock have three votes per preferred share.

Effects of the Going Private Merger, page 2

7. See our comment above as to whether those providing financing for
this transaction are engaged in it and should therefore be
included
as filers on the Schedule 13E-3. We believe it is important to note
here or elsewhere in the Summary section that certain existing directors of the company will purchase additional shares in the private placement. This disclosure currently first appears on page 20 of the proxy statement.

Sources of Funds; Financing of the Going Private Merger, page 4

8. Disclose the price at which you will sell the common shares in the private placement.

Summary Financial Information, page 8

9. We note the disclosure in Item 13 to Schedule 13E-3. However,
Item
1010(a) of Regulation M-A requires you to disclose the ratio of earnings to fixed charges for the specified periods. Please provide the required disclosure in the proxy statement.

Per Share Market Price, page 11

10. Why haven`t you included any pricing information for the Series A preferred stock? Is such information unavailable? Please explain.


Voting of Shares, page 12

11. Disclose what percentage of the vote will be controlled by the holders of the Series A preferred stock, who have 3 votes per share for every one vote per common share.

12. Where you describe the limitations on the voting rights of shares held by greater than 10% holders, indicate whether there exist greater than 10% shareholders who will be partially disenfranchised under this provision.

Quorum, page 13

13. Your disclosure in this section states that you will use discretionary authority to adjourn or postpone the Special Meeting to solicit additional proxies. In our view, you may not, consistent with
Rule 14a-4(c), use discretionary authority to use votes against the merger and/or the reincorporation to postpone or adjourn the Special
Meeting. In order to do so, you must request explicit authority to act via the proxy. Please revise or advise.

Background of the Going Private Merger Proposal, page 14

14. On page 16, clarify why the Board determined that it is in the best interests of First Southern to cash out the Series A preferred shareholders along with the common shareholders. Did the preferred holders have any input into this decision? Please describe.

15. On the same page (in the last paragraph), provide more details about management`s recommendation to the Board. Was management recommending that First Southern be taken private, or simply that the
Board consider that option? What reasons were cited?

16. In the first paragraph on page 17, you state that in early
2004,
the Federal Reserve Bank of Atlanta would not approve the issuance of any new debt to finance the cash out of the common stock in a going private transaction. Yet elsewhere in the proxy statement, you disclose that First Southern will issue new debt to finance this transaction. Please explain how it can do so, given the Fed`s apparent opposition earlier this year. How was this opposition overcome? Why does the fact that the new debt is apparently being issued to finance the cashing out of the preferred instead of the common matter?

17. Note that essentially all contacts between the company and its fairness advisor that are materially related to this transaction are within the parameters of Item 1015 of Regulation M-A. As such, each contact, whether oral or written, must be detailed in your disclosure document. Written reports must also be filed as an exhibit to the
Schedule 13E-3. In this regard, summarize the draft valuation report referenced in the second full paragraph on page 17.

18. Provide the same disclosure with respect to the Board`s discussions with Sheshunoff representatives at the July 22, 2004 meeting. Explain what "further analysis" Sheshunoff agreed to conduct and why.

19. See our comment above. We believe any report prepared by the second, unidentified fairness advisor engaged to consider an alternative transaction to the Going Private Merger falls within the scope of Item 1015 of Regulation M-A. The fact that a report or opinion was not specifically prepared for purposes of a given transaction is not dispositive of its relevance for purposes of Item
1015. See In re: Charles L. Ephraim (September 30, 1987) and In re Meyers Parking System, Inc. (September 12, 1988). Further, as a matter of general materiality, it would seem relevant, since you are relying on the second fairness advisor`s opinion to reject an alternative proposal at a higher per share value. Please advise as to whether such a report was prepared. If so, it should be summarized in the proxy statement and filed as an exhibit to the Schedule 13E-3. In addition, provide the disclosure about the second financial advisor
(including why you engaged someone other than Sheshunoff) required by
Item 1015(a) of Regulation M-A.

20. Here or later in the proxy statement where you discuss the Board`s analyses, expand to discuss in greater detail why the Board determined that a transaction in which company shareholders would receive all or mostly stock in an acquiring company was not in the best interests of shareholders.

21. Explain why, given the unsolicited offer received, the Board chose not to solicit other offers to purchase First Southern. See
Item 1013(b) of Regulation M-A.

22. Discuss why the Board elected not to form a special committee to consider, approve or structure the transaction.

Effects on Stockholders of the Going Private Merger, page 23

23. In the example on page 24, clarify what you mean by "registered form" with respect to Mr. Jones` holdings.

24. Here or in an appropriate section(s) of the proxy statement, clarify how far in advance of the effective time of the Going
Private
Merger a shareholder must purchase additional shares in order for them to be reflected on the books of First Southern.

Recommendation of the Board of Directors; Fairness..., page 34

25. You state that the Board retains the authority to reject and not to implement the Going Private Merger Proposal if it so decides, even if approved by the shareholders. Discuss the circumstances under which the Board might decide to do so. Provide similar disclosure as to the reincorporation proposal.

26. Rather than simply listing the factors the Board considered, you must discuss how it analyzed each to reach a conclusion as to the fairness of the proposed transaction. For example, with respect to the first listed factor (historical market prices), it is not helpful to an understanding of how the Board made its decision to state the
Board considered the market price of the company`s common stock over the last two years, which ranged from a low of $0.55 to $4.10 per share. How did the Board consider that wide range of trading values to arrive at fairness? Please revise this section generally in accordance with this comment.

27. As to historical market prices, in your expanded discussion, provide dates as to recent high and low trading prices and how the Board considered them.

28. Explain the Board`s conclusion that the net book value of First
Southern`s common shares is not relevant to the fairness determination.

29. See our comment above. Discuss how the Board considered the acquisition proposal received in August 2004 at a significantly higher per share value than that offered in this transaction. Describe the "significant conditions" to such a proposal (other than the due diligence condition you describe) that apparently caused the
Board to reject the offer.

30. We note the disclosure on page 38 to the effect that First Southern, after the merger, may "make itself a more viable candidate with respect to entering into a merger or acquisition transaction."
Your discussion of the alternatives considered, including the proposal from a third party to acquire the company, should take into account your statements that you may decide to sell the company after the Going Private Merger.

31. Under "Control Premium," quantify the amount of the premium the
Board used to value these shares and explain how and why it was selected. Also, in light of the proposal received to purchase First
Southern, explain the Board`s decision not to consider the value of the shares if the entire company were to be sold.

32. Under "Independent Valuation," explain how the Board set the $1.50 per share cash out price despite the lower fair value set by the fairness advisor. For example, what relationship does it bear to the price at which you will sell shares in the private placement? Was that price relevant in setting the cash out price? Why or why not? Provide the same discussion as to the price for the preferred shares.

33. We believe the use of the word "substantially" in the last line of this section on page 37 is a typographical error. Please revise.

Valuation and Opinion of Financial Advisor Regarding the Going
Private
Merger, page 38

34. Did the fairness advisor provide a "board book" in connection with its evaluation of the proposed Going Private Merger? If so, it must be filed as an exhibit to the Schedule 13E-3 and described in the proxy statement.

35. In this section, clarify the date of the analyses described.
We
note that Sheshunoff later updated its fairness opinion. If this is the original versus the updated analysis, you should describe the latter as well.

36. Refer to the first full paragraph on page 39. Clarify what you mean by "fair value as determined under Delaware law." For example, is this concept different than fair market value? If so, how?

37. In the same paragraph, you note that Sheshunoff used methodologies customary in valuing a closely held company. Our understanding of this term refers to companies that are not public.
Since First Southern is, explain why these methodologies were appropriate. For example, why wouldn`t it be more appropriate to use as a comparison other small bank holding companies? Please clarify.

38. Your summary of the fairness opinion references certain non-public projections and financial forecasts provided to Sheshunoff. Annexes B and C also refer to projections provided by management of the company in connection with the fairness advisor`s update to its fairness analysis. Please disclose all such forecasts and projections, and summarize the material assumptions supporting them.

39. As to each approach used to value First Southern and presented here, provide the per share value yielded.



40. Explain why Sheshunoff apparently did not take into account the trading values for First Southern`s shares in its fairness analysis.
The fact that it did not should also be prominently disclosed.

41. Elaborate on how Sheshunoff arrived at $8.0 million as the fair estimate of the value of the Bank. Was this an average of the figures yielded under each of the listed valuation methodologies?

42. See our last comment. You refer (in the second paragraph on page
42) to a "myriad of other factors" Sheshunoff considered in valuing the company that are not disclosed. All material factors considered should be described here, consistent with your obligations under Item
1015(b) of Regulation M-A.

43. Explain why Sheshunoff believes the offer for the company at a higher per share value received in August 2004 "did not warrant an increase in the merger consideration."

Proposal One - Approval of the Merger Agreement, page 47

44. Much of the disclosure that appears in this section is repetitive of information previously provided in the proxy statement.
Consider
revising to avoid unnecessary repetition.

Regulatory Requirements for the Going Private Merger, page 53

45. Indicate the general status and time frame of the approval process outlined here. For example, what is the process by which you will seek Federal Reserve approval of your share and debt issuances?
How long does the process take and where are you in the process?

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since First Southern is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from First Southern acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by filing a revised preliminary proxy statement and an amended Schedule 13E-3. In addition, submit a response letter via EDGAR, "tagged" as correspondence, that cites the location in your filing of any changes made in response to the above comments or otherwise.

If you do not agree with a comment or comments, please tell us why in your response letter. Please understand that we may have additional comments after reviewing your responses to our comments.

Please direct any questions to me at (202) 942-1773. You may also reach me via facsimile at (202) 942-9638.


						Sincerely,



						Christina Chalk
						Special Counsel
						Office of Mergers and Acquisitions
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Victor Cangelosi, Esq.
October 19, 2004
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE